Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND QUARTER 2015 RESULTS

•	Historic volume records in Costa Rica and Nicaragua for cement, in Colombia and Guatemala for ready mix, and in Colombia and Panama for aggregates

•	In Colombia, our quarterly cement volumes and prices increased on a sequential basis

BOGOTÁ, COLOMBIA, JULY 22, 2015 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$394 million during the second quarter of 2015, a decrease of 11% versus the second quarter of 2014. This decline is mainly explained by currency fluctuations and lower sales in our operations in Colombia. Adjusting for currency fluctuations, consolidated net sales in the first quarter increased by 7%, on a year-over-year basis.

Operating EBITDA, also adjusted for the currency fluctuations, increased by 2% during the second quarter of 2015 compared with the same period in 2014.

During the second quarter of 2015, consolidated cement volumes decreased by 3%, while ready-mix and aggregates volumes increased by 6% and 3%, respectively, compared to the same period last year.

Carlos Jacks, CEO of CLH, said, “We are pleased with the continued positive volume performance of our operations in Panama, Costa Rica and Nicaragua, where we are improving our volume guidance for the year. Additionally, our cement volumes in Colombia increased by 11% during the quarter compared with the first quarter of this year.”

CLH’s Financial and Operational Highlights

•	In Colombia, during the first six months of the year, cement volumes declined by 11%, while our ready-mix and aggregates volumes increased by 4% and 2%, respectively, compared with the same period a year ago. Compared with 1Q15, our cement, ready-mix and aggregates volumes increased by 11%, 8% and 6%, respectively, during 2Q15

•	In Panama, our cement, ready-mix and aggregates volumes in the second quarter increased by 4%, 10% and 21%, respectively, compared with the second quarter a year ago

•	In Costa Rica, our volumes for our three main products grew at double-digit rates during both the second quarter and the first half of the year, compared with the same periods of last year

•	Free cash flow after maintenance capital expenditures reached US$70 million during the second quarter of 2015, an increase of 13% compared with the second quarter of 2014

Carlos Jacks, added, “This year our priority is to continue working persistently towards improving our profitability, which has been affected by the depreciation of the Colombian peso. Additionally, we continue evolving as a company into a more customer-centric organization, offering differentiated construction solutions to our specific customer segments.”

Consolidated Corporate Results

During 2Q15, controlling interest net income reached US$39 million.

Net debt decreased by US$48 million, to US$1,077 million as of the end of the second quarter 2015.

Geographical Markets second quarter 2015 Highlights

Operating EBITDA in Colombia decreased by 23% to US$68 million versus US$88 million in the second quarter of 2014, with a decline of 24% in net sales reaching US$198 million. Adjusting for currency fluctuations, our EBITDA in Colombia grew by 2% on a year-over-year basis.

In Panama, operating EBITDA decreased by 3% to US$33 million during the quarter. Net sales reached US$79 million in the second quarter of 2015, an increase of 9% compared with the same period in 2014.

In Costa Rica, operating EBITDA reached US$20 million during the quarter, increasing by 5% compared with the same period a year ago. Net sales increased by 15% to US$46 million, on a year-over-year basis.

In the Rest of CLH region, net sales during the quarter reached US$76 million. Operating EBITDA in the quarter decreased by 7% versus the comparable period in 2014, reaching US$20 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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